AMENDMENT TO THE BY-LAWS
OF
DWS GLOBAL COMMODITIES STOCK
FUND, INC.


Article II, Section 2 of the Fund's By-laws shall be amended to read as follows effective July
15, 2009:

SECTION II - ANNUAL MEETINGS.  The
annual meeting of the Stockholders of the Corporation shall be held on a date fixed from time to time by the Board of Directors.



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Global Commodities - By-Law Amendment (07 15 09).doc